As filed with the Securities and Exchange Commission on ______________, 2017	Registration No. 333-221356

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
_______________________________________________

Pre-effective Amendment No. 1
to
FORM F-6
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933 FOR
AMERICAN DEPOSITARY SHARES EVIDENCED BY AMERICAN DEPOSITARY RECEIPTS
_______________________________________________

Jianpu Technology Inc.
(Exact name of issuer of deposited securities as specified in its charter)
_______________________________________________

Not Applicable
(Translation of issuer’s name into English)
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Cayman Islands
(Jurisdiction of incorporation or organization of issuer)
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Deutsche Bank Trust Company Americas
(Exact name of depositary as specified in its charter)

60 Wall Street
New York, New York 10005
(212) 250-9100
(Address, including zip code, and telephone number, including area code, of depositary’s principal executive offices)
_______________________________________________

Law Debenture Corporate Services Inc.
801 2nd Avenue, Suite 403
New York, New York 10017
(212) 750-6474
(Address, including zip code, and telephone number, including area code, of agent for service)
_______________________________________________

Copies to:
Z. Julie Gao, Esq. Skadden, Arps, Slate, Meagher & Flom c/o 42/F, Edinburgh Tower, The Landmark 15 Queen's Road Central Hong Kong +852 3740-4700	Francis Fitzherbert-Brockholes, Esq. White & Case LLP 5 Old Broad Street London EC2N 1DW United Kingdom +(44) 20 7532-1400
_______________________________________________

It is proposed that this filing become effective under Rule 466:	☐ immediately upon filing. ☐ on (Date) at (Time).

If a separate registration statement has been filed to register the deposited shares, check the following box :  ☒
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CALCULATION OF REGISTRATION FEE
Title of each class of Securities to be registered	Amount to be registered	Proposed maximum aggregate price per unit (1)	Proposed maximum aggregate offering price (2)	Amount of registration fee (3)
American Depositary Shares, each two representing five Class A ordinary shares of Jianpu Technology Inc.	800,000,000 American Depositary Shares	$0.05	$40,000,000	$4,980
1	For the purpose of this table only the term "unit" is defined as one American Depositary Share.

2
Estimated solely for the purpose of calculating the registration fee.  Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of American Depositary Shares.

3	Previously paid.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the United States Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

This registration statement may be executed in any number of counterparts, each of which shall be deemed an original, and all of such counterparts together shall constitute one and the same instrument.

PART I

INFORMATION REQUIRED IN PROSPECTUS

The prospectus consists of the proposed form of American Depositary Receipt (“Receipt”) included as Exhibits A and B to the form of Deposit Agreement filed as Exhibit (a) to this registration statement and is incorporated herein by reference.

Item 1. DESCRIPTION OF SECURITIES TO BE REGISTERED

Required Information		Location in Form of Receipt Filed Herewith as Prospectus

1.	Name of depositary and address of its principal executive office	Face of Receipt – introductory paragraph

2.	Title of Receipts and identity of deposited securities	Face of Receipt – top center

Terms of Deposit:

(i)	The amount of deposited securities represented by one American Depositary Share (“ADS”)	Face of Receipt – upper right corner

(ii)	The procedure for voting the deposited securities	Reverse of Receipt – Articles 14 and 15

(iii)	The procedure for collecting and distributing dividends	Reverse of Receipt – Articles 13 and 14

(iv)	The procedures for transmitting notices, reports and proxy soliciting material	Face of Receipt – Article 12; Reverse of Receipt – Articles 14 and 15

(v)	The sale or exercise of rights	Reverse of Receipt – Articles 13 and 14

(vi)	The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Face of Receipt – Articles 3, 6 and 9; Reverse of Receipt – Articles 13 and 16

(vii)	Amendment, extension or termination of the deposit arrangements	Reverse of Receipt – Articles 20 and 21 (no provision for extension)

(viii)	The rights of holders of Receipts to inspect the books of the depositary and the list of holders of Receipts	Face of Receipt – Article 12

(ix)	Restrictions upon the right to transfer or withdraw the underlying securities	Face of Receipt – Articles 2, 3, 4, 6, 8, 9 and 10 Reverse of Receipt – Article 22

(x)	Limitation on the depositary’s liability	Face of Receipt – Article 10; Reverse of Receipt – Articles 15, 16, 17 and 18
3.	Fees and charges that a holder of Receipts may have to pay, either directly or indirectly	Face of Receipt – Article 9

Item 2. AVAILABLE INFORMATION

Jianpu Technology Inc. (the “Company”) is subject to the periodic reporting requirements of the United States Securities Exchange Act of 1934, as amended, and, accordingly, files certain reports with, and furnishes certain reports to, the Commission.  These reports can be retrieved from the Commission’s internet website (www.sec.gov) and can be inspected and copied at the public reference facilities maintained by the Commission at 100 F Street, N.E., Washington D.C. 20549.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3.        EXHIBITS

(a)
Form of Deposit Agreement, by and among the Company, Deutsche Bank Trust Company Americas, as depositary (the “Depositary”), and all holders and beneficial owners from time to time of ADSs issued thereunder (“Deposit Agreement”).  — Filed herewith as Exhibit (a).

(b)	Any other agreement to which the Depositary is a party relating to the issuance of the ADSs registered hereunder or the custody of the deposited securities represented thereby. — Not applicable.

(c)	Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. — Not applicable.

(d)	Opinion of White & Case LLP, counsel to the Depositary, as to the legality of the securities to be registered. — Previously filed (Form F-6, File No. 333-221356).

(e)	Certification under Rule 466. — Not applicable.

(f)	Powers of attorney for certain officers and directors of the Company. — Previously filed (Form F-6, File No. 333-221356).

Item 4. UNDERTAKINGS

(a)
The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the ADR, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities; and (2) made generally available to the holders of the underlying securities by the issuer.

(b)
If the amount of fees charged is not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request.  The Depositary undertakes to notify each registered holder of an ADR thirty (30) days before any change in the fee schedule.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this registration statement on Amendment No. 1 to Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on November 13, 2017.

Legal entity created by the form of Deposit Agreement for the issuance of Receipts for Class A ordinary shares, par value US$0.0001 per share of Jianpu Technology Inc.

Deutsche Bank Trust Company Americas, as Depositary

By:	/s/ Michael Fitzpatrick
	Name:	Michael Fitzpatrick
	Title:	Vice President

By:	/s/ Michael Curran
	Name:	Michael Curran
	Title:	Vice President

SIGNATURES

       Pursuant to the requirements of the Securities Act of 1933, as amended, the undersigned certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this registration statement on Amendment No. 1 to Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in Beijing, the People's Republic of China, on November 13, 2017.

Jianpu Technology Inc.

By:	/s/ Daqing (David) Ye
	Name:	Daqing (David) Ye
	Title:	Chairman of the Board of Directors and Chief Executive Officer

SIGNATURES

Under the requirements of the Securities Act, this Registration Statement has been signed by the following persons on November 13, 2017, in the capacities indicated.

/s/ Daqing (David) Ye		Chairman of the Board of Directors and Chief Executive Officer (principal executive officer)
Name: Daqing (David) Ye

*		Chief Financial Officer (principal financial and accounting officer)
Name: Yilu (Oscar) Chen

*		Director
Name: Jiayan Lu

*		Director
Name: Caofeng Liu

*		Director
Name: Chenchao Zhuang

*		Director
Name: James Qun Mi

*		Director
Name: Kui Zhou

*		Director
Name: Yuanyuan Fan

*By:	/s/ Daqing (David) Ye
Name:	Attorney-in-Fact

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

Pursuant to the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of Jianpu Technology Inc., has signed this registration statement in New York, New York, United States of America on November 13, 2017.

Law Debenture Corporate Services Inc.

By:	/s/ G. Manon
	Name:	G. Manon, on behalf of
	Title:	SOP Officer

Index to Exhibits

Exhibit	Document
(a)	Form of Deposit Agreement